Axonic Capital LLC

Code of Ethics

Implementation Date: February 7, 2012

Most Recent Amendment/Review Date: December 12, 2018

Background

Axonic Capital LLC (the “Manager”) is a SEC-registered investment adviser. Registration does not imply a certain level of skill or training.

Investment advisers are fiduciaries that owe their undivided loyalty to their clients. Investment advisers are trusted to represent clients’ interests in many matters, and advisers must hold themselves to the highest standard of fairness in all such matters.

Rule 204A-1 under the Advisers Act requires each registered investment adviser to adopt and implement a written code of ethics that contains provisions regarding:

●	The adviser’s fiduciary duty to its clients;
●	Compliance with all applicable Federal Securities Laws;
●	Reporting and review of personal Securities transactions and holdings;
●	Reporting of violations of the code of ethics; and
●	The provision of the code of ethics to all supervised persons.

Policies and Procedures

Fiduciary Standards and Compliance with the Federal Securities Laws

At all times, the Manager and its Employees must comply with the spirit and the letter of the Federal Securities Laws and the rules of the SEC thereunder. The CCO administers the Code of Ethics (the “Code”). All questions regarding the Code should be directed to the CCO. Employees must cooperate to the fullest extent reasonably requested by the CCO to enable (i) the Manager to comply with all applicable Federal Securities Laws and (ii) the CCO to discharge his duties under the Manual.

All Employees will act with competence, dignity, integrity and in an ethical manner, when dealing with Clients, Investors, the public, prospects, third-party service providers and fellow Employees. Employees must use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, trading, promoting the Manager’s services, and engaging in other professional activities.

We expect all Employees to adhere to the highest standards with respect to any potential conflicts of interest with Clients. As a fiduciary, the Manager must act in its Clients’ best interests. Neither the Manager nor any Employee should ever benefit at the expense of any Client. Notify the CCO promptly about any practice that creates, or gives the appearance of, a material conflict of interest.

Employees are generally expected to discuss any perceived risks, or concerns about the Manager’s business practices, with their direct supervisor. However, if an Employee is uncomfortable discussing an issue with their supervisor, or if they believe that an issue has not been appropriately addressed, they should bring the matter to the CCO’s attention.

Reporting Violations of the Code

Employees must promptly report any suspected violations of the Code of Ethics to the CCO. To the extent practicable, the Manager will protect the identity of an Employee who reports a suspected violation. However, the Manager remains responsible for satisfying the regulatory reporting, investigative and other obligations that may follow the reporting of a potential violation.

Retaliation against any Employee who reports a violation of the Code of Ethics is strictly prohibited and will be cause for corrective action, up to and including dismissal.

Violations of this Code of Ethics, or the other policies and procedures set forth in the Manual, may warrant sanctions including, without limitation, requiring that personal trades be reversed, requiring the disgorgement of profits or gifts, issuing a letter of caution or warning, suspending personal trading rights, imposing a fine, suspending employment (with or without compensation), making a civil referral to the SEC, making a criminal referral, terminating employment for cause, and/or a combination of the foregoing. Violations may also subject an Employee to civil, regulatory or criminal sanctions. No Employee will determine whether he or she committed a violation of the Code of Ethics, or impose any sanction against himself or herself. All sanctions and other actions taken will be in accordance with applicable employment laws and regulations.

Distribution of the Code and Acknowledgement of Receipt

The Manager will distribute this Manual, which contains this Code of Ethics, to each Employee upon the commencement of employment, annually, and upon any change to the Code of Ethics or any material change to another portion of the Manual.

All Employees must acknowledge that they have received, read, understood, and agree to comply with the Manager’s policies and procedures described in this Manual, including this Code of Ethics. Each Employee should complete the attached Compliance Manual Acknowledgement Form and submit the completed form on Cordium Elf upon commencement of employment, annually, and following any material change to the Manual.

Conflicts of Interest

Conflicts of interest may exist between various individuals and entities, including the Manager, Employees and current or prospective Clients and Investors. Any failure to identify or properly address a conflict can have severe negative repercussions for the Manager, its Employees, and/or Clients and Investors. In some cases, the improper handling of a conflict could result in litigation and/or disciplinary action.

The Manager’s policies and procedures have been designed to identify and properly disclose, mitigate and/or eliminate applicable conflicts of interest. However, written policies and procedures cannot address every potential conflict, so Employees must use good judgment in identifying and responding appropriately to actual or apparent conflicts. Conflicts of interest that involve the Manager and/or its Employees on one hand, and Clients and/or Investors on the other hand, will generally be fully disclosed and/or resolved in a way that favors the interests of Clients and/or Investors over the interests of the Manager and its Employees. If an Employee believes that a conflict of interest has not been identified or appropriately addressed, that Employee should promptly bring the issue to the CCO’s attention.

In some instances, conflicts of interest may arise between Clients and/or Investors. Responding appropriately to these types of conflicts can be challenging, and may require disclosures if there is any appearance that one or more Clients or Investors have been unfairly disadvantaged. Employees should notify the CCO promptly if it appears that any actual or apparent conflict of interest between Clients and/or Investors has not been appropriately addressed.

Personal Securities Transactions

Employee’s personal trades should be executed in a manner consistent with the Manager’s fiduciary duty to Clients, and personal trades should avoid actual improprieties, as well as the appearance of impropriety. Employee’s personal trades must not be timed to precede orders placed for any Client, nor should trading activity be so excessive as to conflict with the Employee’s ability to fulfill daily job responsibilities.

Accounts Covered by the Policies and Procedures

The Manager’s Personal Securities Transactions policies and procedures apply to all accounts holding any Securities over which Employees have any beneficial ownership interest, which typically includes accounts held by immediate family members sharing the same household, and employee’s and their immediate family members’ IRAs. Immediate family members include children, step-children, grandchildren, parents, step-parents, grandparents, spouses, domestic partners, siblings, parents-in-law, and children-in-law, as well as adoptive relationships that meet the above criteria.

It may be possible for Employees to exclude accounts held personally or by immediate family members sharing the same household if the Employee does not have any direct or indirect influence or control over the accounts, or if the Employee can rebut the presumption of beneficial ownership over family members’ accounts. Employees should consult with the CCO before excluding any accounts held by immediate family members sharing the same household.

Reportable Securities

The Manager requires Employees to provide periodic reports regarding transactions and holdings in all “Reportable Securities,” which include any Security, except:

●	Direct obligations of the Government of the United States;
●	Bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments;
●	Shares issued by money market funds;
●	Shares issued by open-end investment companies registered in the U.S., other than funds advised or underwritten by the Manager or an affiliate;
●	Interests in 529 college savings plans; and

●	Shares issued by unit investment trusts that are invested exclusively in one or more open-end registered investment companies, none of which are advised or underwritten by the Manager or an affiliate.

Exchange-traded funds, or ETFs, and exchange-traded notes, or ETNs, are somewhat similar to open-end registered investment companies. However, ETFs and ETNs are Reportable Securities and are subject to the reporting requirements contained in the Manager’s Personal Securities Transactions policy, unless the ETF or ETN references a broad-based security index (e.g., S&P 500), a volatility index, currency or currencies, or a commodity or commodity index. Questions as to whether an index is broad-based or if any security is a Reportable Security should be directed to the CCO.

Pre-clearance Procedures

Employees must submit a preclearance request in Cordium ELF for all transactions involving IPOs or Private Placements and all other Reportable Securities (as outlined above) prior to execution of the transactions. The Manager may disapprove any proposed transaction, particularly if the transaction appears to pose a conflict of interest or otherwise appears improper.

The CCO will maintain a Restricted List of Securities about which the Manager might have received confidential information, including Material Non-Public Information. The Manager may also include on the Restricted List Securities that the Manager is actively evaluating for purchase or sale in Client accounts or that are owned by the Manager and have transfer restrictions. The CCO will not pre-clear any personal transactions in Securities that are on the Restricted List, or, in certain cases, with other securities issued by the same issuer.

Reporting

All Covered Persons must direct their brokers or custodians or any persons managing the Covered Person's account in which any Reportable Security is held to supply Cordium Elf with:

●	Duplicate copies of Broker's Confirmations" within thirty (30) days after the transaction. In most instances, Cordium has data feeds directly from brokers so that Covered Persons can automatically have their holdings and statements sent to Cordium Elf.

●	the Covered Person's monthly and quarterly brokerage statements.

●	All Covered Persons must submit via the Cordium Elf portal a report of each of their transactions in a Reportable Security no later than 30 days after the end of each calendar quarter. The report must set forth each transaction in a Reportable Security in which the Covered Person had any beneficial interest during the period covered by the report.

Initial and Annual Holdings Reports

Employees must periodically report the existence of any account that holds any Securities (including Securities excluded from the definition of a Reportable Security), as well as all Reportable Securities holdings. Reports regarding accounts and holdings must be submitted to the CCO via Cordium ELF annually and within 10 days of an individual first becoming an Employee. Annual reports must be current as of December 31st; initial reports must be current as of a date no more than 45 days prior to the date that the person became an Employee. Initial and annual holdings reports should be submitted in Cordium ELF.

Any investment plans or accounts that may be eligible for either of these exceptions should be brought to the attention of the CCO who will, on a case-by-case basis, determine whether the plan or account qualifies for an exception. In making this determination, the CCO may ask for supporting documentation, such as a copy of the Automatic Investment Plan, a copy of the discretionary account management agreement, and/or a written certification from an unaffiliated investment adviser.

Personal Trading and Holdings Reviews

Personal Securities Transactions policies and procedures are designed to mitigate any potential material conflicts of interest associated with Employees’ personal trading activities. Accordingly, the CCO will monitor Employees’ investment patterns to detect the following potentially abusive behavior:

●	Frequent and/or short-term trades in any Security, with particular attention paid to potential market-timing of mutual funds;
●	Trading opposite of Client trades;
●	Trading ahead of Clients; and
●	Trading that appears to be based on Material Non-Public Information.

Each Covered Person's transactions in his/her Personal Account will be reviewed on a regular basis and compared with transactions for Advisory Clients and against the Restricted Trading List. Any Covered Person transactions that are believed to be a violation of this Code will be reported promptly to the management of Axonic Capital LLC for further remedial action in the case of a violation. The Chief Operating Officer will monitor the CCO’s personal Securities transactions for compliance with the Personal Securities Transactions policies and procedures.

Disclosure of the Code of Ethics

The Manager will describe its Code of Ethics in Part 2 of Form ADV and, upon request, furnish Clients and Investors with a copy of the Code of Ethics. All requests for the Code of Ethics should be directed to the CCO. No person or entity other than the Manager will be entitled to enforce the Code of Ethics.